EXHIBIT 3

VAN DOORNE N.V.

The undersigned:

Maarten Alexander Christiaan Appels, candidate civil-law notary, acting as deputy of Jan Willem Anton Schenk, civil-law notary practising in Amsterdam:

declares:

that the attached document (Attachment) is a fair but an unofficial English translation of the Deed of Amendment of the Articles of Association of ICTS International N.V., executed before a substitute of JWA Schenk, civil-law notary in Amsterdam, on 19 February 2013, in which an attempt has been made to be as literal as possible without jeopardizing the overall continuity.

Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern.

Signed in Amsterdam, the Netherlands, on 19 February 2013.

VAN DOORNE N.V.

JWS/MAP/60011807

In this translation an attempt has been made to be as literal as possible without jeopardising the overall continuity. Inevitably, differences may occur in translation, and if so, the Dutch text will by law govern

AMENDMENT TO THE ARTICLES OF ASSOCIATION OF ICTS INTERNATIONAL N.V.

Today, the nineteenth day of February two thousand and thirteen, appears before me, Maarten Alexander Christiaan Appels, candidate civil-law notary, as deputy of Jan Willem Anton Schenk, civil-law notary practising in Amsterdam:

Rosanne Elisa van Peppen, bom in Delft on the twenty-fifth day of September nineteen hundred and elghty-elght. with office address at Jachthavenweg 121. 1081 KM Amsterdam. in this respect acting as duly authorized person appointed by the management board of ICTS International N.V., a public limited company with limited liability incorporated under the laws of the Netherlands. having its registered office in Amstelveen (the Netherlands) and registered with the Trade Register of the Chamber of Commerce under number: 33279300, having Its registered office In Amstelveen (the Netherlands) and its business office at Biesbosch 225, 1181 JC Amstelveen (the Netherlands) (the "company").

The appearer declares that:

-	the general meeting of shareholders of the company has resolved on the twenty-seventh day of December two thousand and twelve to partially amend the articles of association of the company as stated hereinafter, which resolution appear from the shareholders' resolution attached to this deed as Exhibit I;
-	the articles of association of the company were established by deed of amendment, executed on the third day of March two thousand and nine. by Daan ter Braak, civil-law notary practlslnq In Amsterdam. The requisite certificate of no objection with respect to that amendment was issued by the Ministry of Justice on the twenty-fourth day of February two thousand and nine, under number N.Y. 440.655.

In order to carry out the (legal) acts contemplated in the shareholders' resolution, the appearer, acting in the aforementioned capacity, declares to partially amend the articles of association of the company as follows:

Article 3 will be amended and will read as follows:

"Capital.
Article 3.

The authorised capital of the Company amounts fifteen million euro and thirty eurocents

(EUR 15,000,000.30), divided Into thirty three million and three hundred thirty-tree thousand and three hundred thirty four (33,333,334) shares, each share having a par value of fort-five euro cents (EUR 0.45)."

A new article 24 will be add and shall read as
follows: ''Transitory provision authorized
share capital. Article 24.

As per the moment the management board of the company files a declaration with the Dutch Chamber of Commerce that at least ninety percent (90%) of the authorized share capital Is issued, then article 3 of the articles of association will provide as follows:

"The authorised capital of the Company amounts sixty-seven and five hundred thousand

(EUR 67,500,000), divided into hundred fifty million (150,000,000) shares, each share having a par value of fort-five euro cents (EUR 0.45).""

Final statements.

The appearer finally declared that the current issued eight million and thirty-six thousand and six hundred and ninety-eight (8,036,698) shares In the capital of the Company, each having a par value of one Dutch guilder (NLG 1) are hereby converted into eight million and thirty-six thousand and six hundred and ninety-eight (8,036,698) shares, each having a par value of fortyfive euro cents. The difference between the amount in guilders and the amount in euro shall be treated in accordance with article 67a paragraph of Book 2 of the Dutch Civil Code. The issued and paid up capital of the Company amounts with this amendment of the Articles of Association three million six hundred sixteen thousand and five hundred fourteen euro and ten eurocents (EUR 3,616,514.10).

Conclusion deed.

The appearer is known to me, civil-law notary. This deed is executed in Amsterdam on the date mentioned in the heading of this deed. After the substance of this deed and an explanation thereon have been stated to the appearer, the appearer has declared to have taken notice of the contents of this deed and to consent thereto. Immediately after those parts of the deed that the law requires to be read out have been read out, this deed is signed by the appearer and by me, civil-law notary.